

40-33

SEC
Mail Processing
Section
JUN 15 2011
Washington, DC
101

IN THE CIRCUIT COURT FOR BALTIMORE CITY

HINDA WACHTEL, individually and on behalf of all others similarly situated,

Plaintiff,

v.

RICHARD E. CAVANAGH, Director of the BlackRock Credit Allocation Income Trust II, Inc.; KAREN P. ROBARDS, Director of the BlackRock Credit Allocation Income Trust II, Inc.; FRANK J. FABOZZI, Director of the BlackRock Credit Allocation Income Trust II, Inc.; KATHLEEN F. FELDSTEIN, Director of the BlackRock Credit Allocation Income Trust II, Inc.; JAMES T. FLYNN, Director of the BlackRock Credit Allocation Income Trust II, Inc.; JERROLD B. HARRIS, Director of the BlackRock Credit Allocation Income Trust II, Inc.; R. GLENN HUBBARD, Director of the BlackRock Credit Allocation Income Trust II, Inc.; W. CARL KESTER, Director of the BlackRock Credit Allocation Income Trust II, Inc.; RICHARD S. DAVIS, Director of the BlackRock Credit Allocation Income Trust II, Inc.; HENRY GABBAY, Director of the BlackRock Credit Allocation Income Trust II, Inc.; G. NICHOLAS BECKWITH, III, Former Director of the BlackRock Credit Allocation Income Trust II, Inc.; KENT DIXON, Former Director of the BlackRock Credit Allocation Income Trust II, Inc.; ROBERT S. SALOMON, JR., Former Director of the BlackRock Credit Allocation Income Trust II, Inc.; BLACKROCK CREDIT ALLOCATION INCOME TRUST II, INC., a Maryland Corporation, BLACKROCK, INC., a Delaware Corporation, MERRILL LYNCH & Co., Inc., a Delaware Corporation, BANK OF AMERICA CORPORATION , a Delaware Corporation, PNC FINANCIAL SERVICES GROUP, INC., a Pennsylvania Corporation,

Defendants.

Civil Action No. ____________

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

RECEIVED
CIRCUIT COURT FOR
BALTIMORE CITY
2011 JUN -3
CIVIL DIVISION

Case: 24-C-11-004037
CV File New $80.00
Appear Fee $20.00
MLSC $55.00
TOTAL $155.00

COMMENT:
HINDA WACHTEL VS
RICHARD E. CAVANAGH, ETAL

Receipt #20110014635
Cashier: DB CCBCX82
06/08/11 11:01am

RECEIVED
JUN 17 2011
OFFICE OF THE SECRETARY

List of Parties and Addresses

Plaintiff

HINDA WACHTEL, individually and on behalf of all others similarly situated,
14535 Candy Way, Delray Beach, Florida 33484

Defendants

RICHARD E. CAVANAGH, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

KAREN P. ROBARDS, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

FRANK J. FABOZZI, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

KATHLEEN F. FELDSTEIN, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

JAMES T. FLYNN, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

JERROLD B. HARRIS, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

R. GLENN HUBBARD, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

W. CARL KESTER, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

RICHARD S. DAVIS, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

HENRY GABBAY, Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

G. NICHOLAS BECKWITH, III, former Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

KENT DIXON, former Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

ROBERT S. SALOMON, JR., former Director of the BlackRock Credit Allocation Income Trust II, Inc.
351 West Camden Street, Baltimore, Maryland 21201

BLACKROCK CREDIT ALLOCATION INCOME TRUST II, INC., a Maryland Corporation
351 West Camden Street, Baltimore, Maryland 21201

BLACKROCK, INC., a Delaware Corporation
55 East 52nd Street, New York, New York 10055

MERRILL LYNCH & CO., INC., a Delaware Corporation
100 N Tryon Street, Charlotte, North Carolina 28255

BANK OF AMERICA CORPORATION, a Delaware Corporation
100 N Tryon Street, Charlotte, North Carolina 28255

PNC FINANCIAL SERVICES GROUP, INC., a Pennsylvania Corporation
One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707

Plaintiff, Hinda Wachtell ("Plaintiff"), by and through her attorneys, alleges on personal knowledge as to all facts related to herself and on information and belief as to all other matters, as follows:

I. INTRODUCTION

1. This lawsuit arises out of Defendants' breach of their common law fiduciary duty to treat different classes of shareholders fairly. Defendants breached this duty when they redeemed the preferred shares (the "Preferred Shares") of the BlackRock Credit Allocation Income Trust II, Inc. (the "Fund" or "PSY") for the amount they would have received on a liquidation of the Fund (the "Liquidation Preference"), which represented a premium over the market value of those shares at the time, while not offering the same opportunity to the Fund's common shares to be redeemed at a premium over their market value. The Fund had no obligation to redeem the Preferred Shares, nor did the redemption provide any benefit to the Fund or the common shareholders. Instead, the "Bank and Broker Defendants" (as defined below) pressured the Fund's trustees to satisfy the Bank and Broker Defendants' own obligations to purchase the Preferred Shares. This course of self-dealing by the Defendants unfairly favored the Fund's Preferred Shareholders over the Fund's common shareholders.

2. Plaintiff brings this class action lawsuit on behalf of herself and all other individuals who were beneficial owners of common shares of the Fund at any time from June 5, 2008 through the present (the "Class Period").

3. The Fund is a closed-end investment company, incorporated on January 23, 2003 as a Maryland Corporation. The Fund raised money from the issuance of its common shares, and invested that money in securities to earn a yield for its common shareholders.

4. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued Preferred Shares. The Preferred Shares bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism, subject to a cap. Auctions were held monthly, and prospective buyers submitted an interest rate at which they would pay $25,000 per share. The lowest clearing rate would determine the dividend, unless the lowest rate exceeded the cap (in which case the cap determined the rate). At $25,000 per share, the Preferred Shares were marketed towards high net worth investors.

5. In effect, the Preferred Shares provided the Funds with long-term financing at short-term interest rates. Ordinarily, the auction mechanism was intended to and did provide liquidity to the holders of Preferred Shares, as the Preferred Shareholders were able to sell their Preferred Shares at auction--although significantly neither the Defendants nor the Fund were under any obligation to provide liquidity to the holders of the Preferred Shares. The Preferred Shares also provided certain benefits to the Fund and the common shareholders, including flexibility, as under the Investment Company Act of 1940 (the "ICA" or the "40 Act") the Fund was required to maintain less coverage collateral for Preferred Shares than for debt, and as equity securities, the Preferred Shares had no maturity and did not ever have to be repaid.

6. Like most closed-end funds, the Fund had no employees of its own. Instead, the sponsor of the Fund entered into an agreement with the Fund to serve as an investment advisor with authority to manage its investments and all operations—services that the Fund sponsor provided for a fee. PSY was advised by affiliates of BlackRock, Inc. ("BlackRock"), as BlackRock was the Fund's sponsor. As such, all of the Fund's employees and officers were employees, officers, or directors of BlackRock. BlackRock provided similar services to the 98 other closed-end funds it sponsored.

7. Merrill Lynch & Co., Inc. ("Merrill Lynch" or "Merrill"), PNC Financial Services Group, Inc. ("PNC"), and Bank of America Corporation ("Bank of America") have owned substantial portions of BlackRock's common stock and capital stock since 2006 (although Bank of America did not own such an interest until it acquired Merrill Lynch on January 1, 2009). Merrill Lynch, Bank of America, and PNC all earned substantial fees by marketing auction rate preferred shares ("ARPS") issued by a variety of funds to investors. The Preferred Shares of the Fund are an example of the ARPS that were issued by numerous funds managed by many different fund sponsors.

8. In February 2008, the market for ARPS collapsed and the auctions all froze. The ARPS, as well as the Fund's Preferred Shares, became illiquid and lost a substantial portion of their value. Since then, Merrill Lynch, Bank of America, and PNC (or their wholly owned subsidiaries) have been required in settlements with governmental authorities to buy the illiquid auction-rate securities from investors who still held them and to reimburse the losses of any investor who sold ARPS on the secondary market.

9. But starting in 2008, the Individual Defendants caused the Fund, acting through its BlackRock-employed officers, to purchase the Preferred Shares and replace them with less favorable debt financing. When the Fund purchased the Preferred Shares, it relieved Merrill Lynch, PNC, and Bank of America of that otherwise burdensome expense. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, including Merrill Lynch, Bank of America, and PNC, to the detriment of the common shareholders. By causing the Fund to purchase the Preferred Shares for a substantial premium over their market value, the Defendants unfairly favored the Preferred Shareholders over the common shareholders, thereby breaching the fiduciary duties they owed

directly to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused them and the Class.

10. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

II. PARTIES

A. Plaintiff

11. **Plaintiff Hinda Wachtel** is a resident of the State of Florida. Plaintiff has owned common shares in the Fund since at least February 2007.

B. Individual Defendants

12. The Fund is managed by its Board of Directors. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include the following "**Individual Defendants**":

(a) **Defendant Richard E. Cavanagh**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(b) **Defendant Karen P. Robards**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(c) **Defendant Frank J. Fabozzi**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(d) **Defendant Kathleen F. Feldstein**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(e) **Defendant James T. Flynn**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(f) **Defendant Jerrold B. Harris**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(g) **Defendant R. Glenn Hubbard**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(h) **Defendant W. Carl Kester**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(i) **Defendant Richard S. Davis**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(j) **Defendant Henry Gabbay**, director of the BlackRock Credit Allocation Income Trust II, Inc.;

(k) **Defendant G. Nicholas Beckwith, III**, former director of the BlackRock Credit Allocation Income Trust II, Inc.;

(l) **Defendant Kent Dixon**, former director of the BlackRock Credit Allocation Income Trust II, Inc.; and

(m) **Defendant Robert S. Salomon, Jr.**, former director of the BlackRock Credit Allocation Income Trust II, Inc.

C. Bank and Broker Defendants

(n) **Defendant BlackRock Credit Allocation Income Trust II, Inc.**, a Maryland corporation located at 351 West Camden Street, Baltimore, Maryland, 21201,

(o) **Defendant BlackRock, Inc.**, an investment advisor and Delaware corporation,

(p) **Defendant Merrill Lynch & Co., Inc.**, a Delaware corporation and wholly owned subsidiary of Bank of America,

(q) **Defendant Bank of America Corporation**, a Delaware corporation, and

(r) **Defendant PNC Financial Services Group, Inc.**, a Pennsylvania corporation.

III. JURISDICTION AND VENUE

13. This Court has jurisdiction over the parties pursuant to Md. Code Ann., Courts & Jud. Proc. § 1-501.

14. Venue is proper pursuant to Md. Code Ann., Courts & Jud. Proc. § 6-201 because Defendant BlackRock Credit Allocation Income Trust II, Inc. resides and carries on regular business in Baltimore City.

IV. FACTS

A. Background

(i) The Fund and its Shareholders

15. PSY is an investment company subject to the ICA.

16. The Fund issued two classes of shares, common shares and Preferred Shares. The Fund routinely declared dividends to both classes of shares. The Preferred Shares had a preference in both cumulative dividends and distributions on liquidation of the Fund. If the Fund were to liquidate, the Preferred Shareholders had a right to receive $25,000 for each share and all accrued dividends; the remainder of the Fund's assets would be distributed to the common shareholders.

17. The dividend rate for the Preferred Shares was determined through weekly auctions, but was subject to a cap if the results of the auction were too high relative to prevailing

interest rates. Additionally, the formula provided a rate in the event that the auctions failed. The auctions were also designed to provide a ready source of liquidity to the Preferred Shareholders, as the Preferred Shares did not trade on a national exchange. Until February 2008, the auctions functioned and the Preferred Shares remained liquid through the auction mechanism.

18. In accordance with the ICA, the holders of the Preferred Shares were entitled exclusively to vote for two of the 10 trustees of the Fund, and the holders of the common shares were entitled to vote along with the Preferred Shares for the remaining trustees.

19. As described in materials filed with the Securities and Exchange Commission ("SEC") or otherwise published to the investing public, a key piece of the Fund's intended return was to be attained using financial leverage. For the Fund, financial leverage was the difference between the low rates paid by the Fund on its Preferred Shares and the returns the Fund would realize on its investment portfolio. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders.

20. The Preferred Shares issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the Preferred Shares were minimal; and the Preferred Shares represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain. By issuing the Preferred Shares, the Fund's common shareholders obtained long-term leverage financing at short-term rates.

21. The Fund did not guarantee, however, that the market for the Preferred Shares would remain liquid. Unlike the common shares, the Preferred Shares were not traded on a

national index. The Fund cautioned prospective purchasers of the Preferred Shares that auction failures were possible. Nor did the Fund guarantee that the Preferred Shares would continue to trade at $25,000—which was the Preferred Shares' issuance price and liquidation preference. Because the Preferred Shares of the Fund cannot be redeemed by the Fund at the option of the Preferred Shareholders, the Preferred Shares could trade below their liquidation value if the risks associated with the securities surpassed the dividend rate. Because the dividend rate was capped, that is precisely what happened to the Fund in the spring of 2008 when, as described below, the auction mechanism ceased to function

(ii) The Defendants' Participation in the Auction Rate Share Marketplace

a. BlackRock and the Individual Defendants

22. Including PSY, the Fund at issue here, BlackRock sponsors 99 closed-end funds, many of which issued auction rate securities similar to the Preferred Shares. In 2008, BlackRock had nearly $1.307 trillion in assets under management; by 2010, that number had grown to $3.561 trillion. Each of the 99 closed-end funds managed by BlackRock generates substantial management fees; for instance, PSY paid about 1.02% of its annual assets to BlackRock on a market capitalization of $473 million in the year ending October 31, 2010. As explained in more detail below, however, BlackRock was dependent on its Broker-Dealers to distribute not just its closed-end funds, but virtually all of its retail fund business.

23. In addition to serving as trustees of the Fund, the Individual Defendants served in similar capacities on behalf of a large number of the other closed-end funds sponsored by BlackRock. The following table summarizes the number of closed-end funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate

aggregate annual compensation received by each Individual Defendant from all of the closed-end funds as a whole:

Defendant	Number of BlackRock Closed-End Funds on which Defendant Served as a Trustee or Director	Most Recent Aggregate Annual Compensation From Management of the Closed-Funds
Richard E. Cavanagh	99	$370,448.00
Karen P. Robards	99	$350,000.00
Frank J. Fabozzi	99	$295,538.00
Kathleen F. Feldstein	99	$270,046.00
James T. Flynn	99	$275,000.00
Jerrold B. Harris	99	$250,000.00
R. Glenn Hubbard	99	$263,824.00
W. Carl Kester	99	$275,000.00
Richard S. Davis	*	**
Henry Gabbay	*	$140,625.00***

* Defendants do not disclose specifically how many closed end funds for which Defendants Richard S. Davis and Henry Gabbay serve as directors.
**Defendant Richard S. Davis is an employee of BlackRock and is not separately compensated for his board service.
*** Defendant Henry Gabbay is also an officer of BlackRock, but is separately compensated for his board service.

24. BlackRock's closed-end funds—and the management fees each new fund generated, were and are a crucially important part of BlackRock's overall business. Consequently, BlackRock had a critical stake in its ability to continue to sponsor new funds, as this was the lifeblood to grow its business. The Individual Defendants shared BlackRock's interest in sponsoring new funds, because each new fund sponsored by BlackRock provided the opportunity for another remunerative board seat and management fees for the Individual Defendants. This business model created an incentive for BlackRock and the Individual Defendants to advance their own interests, even if those interests were in conflict with the interests of the funds' common stockholders.

25. On information and belief, the Individual Defendants and BlackRock adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate investment funds, including the Fund. While this approach enabled the BlackRock to collect fees, and the Individual Defendants to collect additional compensation, from each new fund (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders.

b. Merrill Lynch, Bank of America, and PNC

26. Since 2008, several financial institutions, including Merrill Lynch, PNC, and Bank of America (by virtue of its January 1, 2009 acquisition of Merrill Lynch) have owned substantial portions of BlackRock:

(a) On September 29, 2006, Merrill Lynch acquired 52,395,082 shares of BlackRock common stock and 12,604,918 shares of BlackRock preferred stock. Immediately following the closing, Merrill Lynch owned 45% of the voting common stock and approximately 49.3% of the fully-diluted capital stock of BlackRock. PNC, which owned approximately 69% of the total capital stock of BlackRock immediately prior to this acquisition by Merrill Lynch, owned approximately 34% of the total capital stock of BlackRock immediately after the acquisition.

(b) As of December 31, 2008, Merrill Lynch owned approximately 44.2% of BlackRock's voting common stock outstanding and held approximately 48.2% of BlackRock's capital stock on a fully diluted basis. PNC owned approximately 36.5% of BlackRock's voting

common stock outstanding and held approximately 32.1% of BlackRock's capital stock on a fully diluted basis.

(c) As of December 31, 2009, Merrill Lynch owned approximately 3.7% of BlackRock's voting common stock outstanding and held approximately 34.2% of BlackRock's capital stock. PNC owned approximately 35.2% of BlackRock's voting common stock outstanding and held approximately 24.5% of the BlackRock's capital stock.

(d) As of December 31, 2010, Bank of America owned approximately 7.1% of BlackRock's capital stock. PNC held approximately 25.3% of BlackRock's voting common stock outstanding and held approximately 20.3% of BlackRock's capital stock.

27. To distribute and market its investment funds, BlackRock relied heavily on the investment banks and brokers who sold the common shares and the ARPS to investors. Each of Merrill, Bank of America, and PNC were also in the business of distributing securities, and each marketed ARPS for BlackRock. Indeed, Merrill Lynch led the marketing syndicate for the placement of the Preferred Shares issued by PSY, and Banc of America Securities, LLC (a wholly owned subsidiary of Bank of America) was a member of the PSY syndicate.

28. Merrill was a significant player in every aspect of the auction rate markets. Merrill served as lead underwriter for the issuance of the Preferred Shares, and even conducted the auctions themselves, acting as a broker-dealer for the Preferred shares. Merrill received significant fees for these services.

29. Merrill was a crucial business partner for BlackRock. BlackRock explained to its own shareholders (i.e., the shareholders of BlackRock the advisor, not the common shareholders of the Fund) that "BlackRock sells products to retail clients in the U.S. through our longstanding

relationship with the Merrill Lynch Global Wealth Management franchise[.]" BlackRock 2008 Annual Report, at 23. BlackRock also explained that:

> **Merrill Lynch is an important distributor of BlackRock's products, and the Company is therefore subject to risks associated with the business of Merrill Lynch.** Under a global distribution agreement entered into with Merrill Lynch, Merrill Lynch provides distribution, portfolio administration and servicing for certain BlackRock asset management products and services through its various distribution channels. The Company may not be successful in distributing products through Merrill Lynch or in distributing its products and services through other third party distributors. If BlackRock is unable to distribute its products and services successfully or if it experiences an increase in distribution-related costs, BlackRock's business, results of operations or financial condition may be adversely affected.
>
> **Loss of market share with Merrill Lynch's Global Private Client Group could harm operating results.** A significant portion of BlackRock's revenue has historically come from AUM [assets under management] generated by Merrill Lynch's Global Private Client Group ("GPC"). BlackRock's ability to maintain a strong relationship with GPC, or any successor group at Bank of America, is material to the Company's future performance. If one of the Company's competitors gains significant additional market share within the GPC retail channel at the expense of BlackRock, then BlackRock's business, results of operations or financial condition may be negatively impacted.

BlackRock 2008 Annual Report, at 47-48.

30. Other companies besides BlackRock sponsored funds that issued auction rate securities similar to the Preferred Stock issued by the Fund. Merrill Lynch, Bank of America, and PNC each acted as broker-dealers for many of these funds, and as explained in more detail below, each ended up owning a significant amount of the auction rate securities. In particular, Merrill Lynch (and thus Bank of America) ended up owning many of the Fund's Preferred Shares.

B. Defendants' Misconduct

(i) The Collapse of the Auc tion Rate Securities Market

31. Since mid-February 2008, auctions for the Preferred Shares—as well as the auctions for the auction rate securities issued by other funds–have consistently failed. These failures effectively rendered auction rate securities, including the Preferred Shares issued by the Fund, illiquid. The auctions have continued to fail, and to date liquidity has not returned to the auction rate securities marketplace. This illiquidity caused the ARPS to trade below their issue price and liquidation preference.

32. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem Preferred Shares, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the Preferred Shares. In fact, the Fund itself actually benefitted from the frozen auctions, as the formula which set the dividend rate produced much lower interest rates than it would have had the auctions been successful—thus in an increasingly turbulent financial and credit environment during 2008, the Fund had a perpetual source of financing at relatively low interest rates. Had the auctions cleared at rates higher than the default dividend rate, the Fund would have had to pay more to the Preferred Shareholders, leaving less for the Fund's common shareholders.

33. This illiquidity has caused many holders of ARPS, including many holders of the Preferred Shares issued by the Fund, to become dissatisfied with their investment. Many ARPS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARPS. Several states, as well as the federal government and the Financial Industry Regulatory Authority, conducted investigations of the investment banks and brokers (including the Bank and Broker Defendants) who had counseled

their investor clients to buy ARPS. Many ARPS holders sought to hold the investment banks and brokers (including Merrill, PNC, and Bank of America) responsible for the illiquidity of the investment.

34. Ultimately, many of these investment banks and brokers, including Merrill, PNC, and Bank of America, reached settlements with these government agencies under which these banks were required to purchase ARPS from their clients. In addition, where clients had sold their ARPS in the secondary market at a discount from issuance price, the investment banks and brokers were required to reimburse the clients for the discount.

35. These settlements imposed significant liabilities on Merrill, PNC, and Bank of America. On information and belief, Merrill, PNC, and Bank of America did not wish to acquire or hold the ARPS on their own balance sheets, nor did they wish to permanently bear the costs associated with purchasing the ARPS.

36. However, had the *issuing funds* redeemed the ARPS themselves, it would greatly reduce the obligations of Merrill, PNC, and Bank of America (as well as other investment banks and brokers) to buy the illiquid ARPS. Moreover, if these banks (including the Bank and Broker Defendants) had already purchased the illiquid ARPS, these entities would get their money back if the issuing funds redeemed the ARPS. Causing the funds, including the Fund, to redeem the ARPS would shift the burden of the ARPS from Merrill Lynch, Bank of America, and PNC to the common shareholders of the funds.

37. Merrill launched a well-publicized campaign to pressure fund sponsors, including, in particular, its subsidiary BlackRock, to cause its funds (including PSY) to redeem the ARPS (including the Fund's Preferred Shares). Merrill's brokers threatened another fund advisor that its representatives would "no longer be welcome in our offices" and warned BlackRock that,

with "its leadership position within our company", it faced higher expectations from Merrill. The officer in charge of Merrill's activities in this arena was quoted by Bloomberg, after settling with authorities, "'We fully expect' fund managers to 'work with us even more actively.'" *Merrill Brokers Press Pimco, BlackRock to Buy Auction-Rate Debt*, Bloomberg.com (August 20, 2008). Bloomberg reported, "Purchases of auction-rate securities by BlackRock...would benefit Merrill by reducing the amount of the investments it may have to repurchase." *Id.* To encourage BlackRock's funds to redeem the ARPS, the head of distribution at Merrill wrote to BlackRock President Rob Kapito that "[w]e fear that our financial advisors view BlackRock as conspicuous by its absence" among those funds announcing redemptions in the summer of 2008. *Id.* Merrill Lynch, as both the owner and chief distributor of BlackRock's funds was in a unique position to pressure BlackRock into causing the funds to redeem the ARPS.

(ii) In Order to Benefit the Bank and Broker Defendants, The Fund Bought Back the Preferred Shares at a Substantial Premium That Was Not Offered to the Fund's Common Shareholders

38. On June 5, 2008, BlackRock and the Individual Defendants caused the Fund to begin redeeming the Preferred Shares; by January of 2011, the Fund had spent $550 million on redeeming all of the outstanding Preferred Shares. The Individual Defendants and the Fund were under no obligation to the Preferred Shareholders to redeem their interests, and as explained below, the redemptions came at material costs to the Fund's common shareholders. Nonetheless, the Defendants caused the Fund to use cash that could otherwise have been distributed to common shareholders to redeem the Preferred Shares.

39. The Individual Defendants did not cause the Fund to redeem the Preferred Shares at the market rate for the Preferred Shares. The frozen auctions and market turmoil had caused the market value of the Preferred Shares to fall below their $25,000 issue price/liquidation

preference. Instead, the Individual Defendants caused the Fund to pay the full $25,000 liquidation preference for each Preferred Share, despite their substantially lower market value.

40. In so doing, the Individual Defendants caused the Fund to redeem the Preferred Shares at a substantial premium over the market value of the Preferred Shares, providing a benefit to the Preferred Shareholders to which they were not entitled.

41. The Individual Defendants did not provide a similar opportunity to the Fund's common shareholders. Even though the Preferred Shareholders were given the opportunity to redeem their Shares for greater than their market value, the common shareholders were not given the opportunity to redeem their shares for a similar premium (or any premium whatsoever) over their market value. Thus the Preferred Shareholders received a substantial benefit that was not made available to the Fund's common shareholders, and which was provided at the expense of the common shareholders. The redemptions benefited the holders of the Preferred Shares, but not the common shareholders, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

42. On information and belief, when the Defendants caused the redemption of the Preferred Shares, they did not seek to further the interests of the Fund or of the holders of Merrill, PNC, and Bank of America to purchase the ARPS, as they had agreed to do in the Settlements. In many cases, by the time the funds redeemed the ARPS, Merrill, PNC, and Bank of America had already purchased the ARPS and were holding them. Thus the Fund's redemption of the Preferred Shares permitted Merrill, PNC, and Bank of America to recover the amounts that they had agreed to pay in the Settlements. Of the $550 million the Fund spent redeeming the preferred shares, more than $215 million was paid to Bank of America, which had purchased the Preferred Shares after entering into a Remedial Settlement.

43. On information and belief, the Individual Defendants and BlackRock caused the redemption not to further the interests of the Fund or its common shareholders. Instead, the purpose of the redemption was to placate Merrill, PNC, and Bank of America, upon whom BlackRock and the Individual Defendants relied to sell additional investment funds—which in turn generate management fees for BlackRock and additional board service compensation for the Individual Defendants.

44. PSY has spent $550 million redeeming the Preferred Shares at a substantial premium over their market value but has never offered to redeem the common shareholders for any premium, much less the same substantial premium received by the Preferred Shareholders. While the redemption furthered the business interests of all of the Defendants (except the Fund itself), it has provided no benefit whatsoever to the common shareholders, who have no material economic interest as common shareholders of the Fund in any of the Defendants, nor have the common shareholders benefitted from the ability of BlackRock to continue to sponsor new investment funds. As explained in more detail below, not only did the redemptions provide no benefit to the common shareholders, these redemptions have in fact caused substantial harm to the Fund and the common shareholders.

(iii)The Redemption of the Preferred Shares Did Not Benefit the Fund or the Common Shareholders

45. The redemption of the Preferred Shares was not in the interest of the Fund or the common shareholders, for at least three reasons: (1) the Fund paid greater than the market value for the Preferred Shares; (2) the "Replacement Financing" implemented by the Fund in the place of the Preferred Shares was much less favorable for a number of reasons; and (3) as the Replacement Financing was paid off, the redemptions were ultimately paid for through sale of

the Fund's assets, greatly reducing the amounts available for distribution to the Fund's common shareholders.

(a) Greater Than Market Value Paid. As noted above, when the Fund redeemed the Preferred Shares, it paid greater than the market value for these securities. Paying a lower price would have saved money for the Fund.

(b) Replacement Financing Less Favorable. To raise cash for the redemptions of the Preferred Shares, the Individual Defendants caused the Fund, through the Fund's officers employed by BlackRock, to enter into Replacement Financing as a substitute for the Preferred Shares. This Replacement financing primarily took the form of reverse repurchase agreements ("Reverse Repos"), through which it sold securities to counterparties in exchange for cash (with a small fee) and an agreement to rebuy the securities after some period of time. To generate proceeds with a Reverse Repo, the Fund was and is required to sell securities to a dealer for cash and enter into a repurchase agreement that requires the Fund to buy back the securities at a later date. This sale is in some respects similar to providing collateral for the loan. These Reverse Repos were less advantageous and carried materially more risk for the Fund than the Preferred Shares, for a number of reasons, including: the effective costs of the Reverse Repos are higher; the term is finite; and the constraints are greater, as detailed below.

i. Replacement Financing as a substitute for the Preferred Shares. This Replacement financing primarily took the form of financing is typically extremely short, often overnight and rarely more than a week. This short term leaves the borrower at recurring risk that credit will disappear or that rates will spike when the borrower needs to perform on the repurchase. In other words, the refinancing risk is dramatically higher. Moreover, there

was no cap on interest rates when it came time to refinance the Reverse Repos, like the cap on the dividend rate on the Preferred Shares. Thus because the Reverse Repos were not perpetual, as the Preferred Shares had been, there was a risk that when the time to refinance the Reverse Repos came, whatever new financing might be available to the Fund at that time would be even less favorable to the Fund than the Reverse Repos. This risk was exacerbated by the circumstances prevailing in the credit market at the time the Preferred Shares were replaced by the Reverse Repos, as PSY's letter to shareholders described the "unraveling" of the credit market and "related liquidity freeze." Yet the Individual Defendants decided to give up permanent financing and make a bet instead on being able to fund its needs in the repo market.

ii. The Reverse Repos carried higher counterparty risk than the Preferred Shares, as it would be, by definition, impossible for a Preferred Shareholder to default, while a Reverse Repo counterparty could default, thus jeopardizing the ability of the Fund to reacquire the securities it had sold (or effectively lent) under the Reverse Repos. Similarly, the Reverse Repos carry unique and complex bankruptcy risks. The Fund explained that its "use of the proceeds of the [Reverse Repos] may be restricted while the other party, or its trustee or receiver, determines whether or not to enforce the Fund['s] obligation to repurchase the securities." PSY Annual Report dated October 31, 2010, at 47.

iii. Under the ICA, the Fund is required to maintain more assets to cover its obligations under the Reverse Repos than it was required to maintain for the Preferred Shares. That is, the Reverse Repos are debt, which require a coverage ratio under the ICA of 300%, while the Preferred Shares are equity and require only a coverage ratio of 200%. In other words, for example, if the Fund had $100 in assets, the amount of financing that can be obtained through Reverse Repos is $33.33, whereas, the amount of financing that can be obtained through Preferred Shares is $50. Moreover, based on the risks associated with Reverse Repos, the SEC requires that the Fund segregate liquid assets equal to its obligations under Reverse Repos, which severely limits the flexibility of the Fund to invest its assets. The higher coverage requirement, asset segregation, and collateral requirements means that the Fund's managers have less flexibility in investing the Fund's assets, and are able to generate less leverage under the Reverse Repos, as opposed to the Preferred Shares. The reduced leverage correspondingly reduced both the potential and actual returns to the Fund and the common shareholders.

(c) Sale of Assets to Pay Down Repos. The Fund used Reverse Repos as the immediate source of cash for the redemption of the Preferred Shares, but much of the Reverse Repo obligations were quickly paid off by selling assets and using the proceeds to pay off the Reverse Repos. During the two years after the initial redemptions, all or the vast majority of the purchase price of the Preferred Shares was funded by diverting moneys otherwise payable to the common shareholders or that could have been reinvested in the Fund.

i. The asset sales took place during 2008 and 2009, at the same time, the CEO of BlackRock indicated that he had "never witnessed more hostile markets," and BlackRock itself reported that "[i]lliquid capital markets, lack of financing and forced deleveraging have resulted in extreme price declines across many asset classes." On information and belief, the forced sale of the Fund's assets under those circumstances caused the Fund to receive less for these assets than they were worth under more stable market conditions.

ii. The asset sales have led to steadily decreasing distributions to the Fund's common shareholders. For example, on April 30, 2009, the Fund decreased the distribution on the common shares from 11.46 cents per month to 9.46 cents per month, a decrease of 17.46%. On October 30, 2009, the Fund again decreased the monthly distribution, this time to 7.5 cents per month. In October 2010, the fund decreased the monthly distribution to the common shareholders a third time, to 6.4 cents per month. In December of 2010, the distribution to the common shareholders fell to 5.3 cents per month. Between June of 2008 and December 2010, the Fund had redeemed over $380 million worth of Preferred Shares.

46. Thus the Defendants caused the Fund to redeem the investment of the Preferred Shareholders for a substantial premium over the value of those shares without offering a similar opportunity to the Fund's common shareholders, and did so to advance their own self-interest. Moreover, the redemptions themselves were not in the best interest of the Fund or its common shareholders and have in fact had deleterious effects on the Fund. This conduct amounts to an

indefensible breach of the Individual Defendant's fiduciary duty to treat the different classes of shareholders fairly, a breach the Bank and Broker Defendants participated in, encouraged, and profited from.

V. CLASS ACTION ALLEGATIONS

47. Plaintiff brings this direct class action pursuant to Maryland Rule 2-231, on behalf of herself and all other individuals who were the beneficial owners of common shares of the Fund at any time from June 5, 2008 through the present (the "Class Period").

48. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred unrelated and geographically dispersed members of the proposed class.

49. There are questions of law or fact common to the class that exists as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Individual Defendants denied the common shareholders the opportunity to participate in a transaction offered to the Preferred Shareholders by failing to offer to purchase the common shares for a similar premium above their market value in violation of their fiduciary duties to the common shareholders;

(b) whether the Individual Defendants breached their fiduciary duties;

(c) whether the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(d) whether the Bank and Broker Defendants were unjustly enriched; and

(e) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

50. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the Class, and the damages suffered by each member of the Class arise out of the same set of operative facts.

51. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

52. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

VI. CAUSES OF ACTION

Count I – Breach of Fiduciary Duty (Individual Defendants)

53. Plaintiff incorporates herein the allegations set forth above.

54. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another class of shareholders,
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders.

55. In contravention of these duties, the Individual Defendants unfairly favored the Preferred Shareholders over the common shareholders by enabling the former to redeem their shares in the Fund at their Liquidation Preference, at the expense of the common shareholders.

56. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered millions of dollars in damages.

57. Plaintiff and the Class are entitled to monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

Count II – Aiding and Abetting a Breach of Fiduciary Duty (The Bank and Broker Defendants)

58. Plaintiff incorporates herein the allegations set forth above.

59. At all times alleged herein, the Bank and Broker Defendants, through their roles as either investment advisers or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

60. The Bank and Broker Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

61. In particular, the Bank and Broker Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

62. As a direct and proximate result of the Bank and Broker Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

63. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to cease aiding and

abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

Count III – Unjust Enrichment (The Bank and Broker Defendants)

64. Plaintiff incorporates herein the allegations set forth above.

65. Plaintiff and the Class assert a claim for unjust enrichment against the Bank and Broker Defendants under the common law of Maryland.

66. By means of the wrongful conduct alleged herein, the Bank and Broker Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

67. The Bank and Broker Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Bank and Broker Defendants has come in the form of fees and other revenues received by them from the Fund and from other funds sponsored by BlackRock as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. The Bank and Broker Defendants have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

68. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the denial of the opportunity to redeem their shares for a similar premium above market value, a result of Defendants' conduct complained of herein.

69. Under the common law doctrine of unjust enrichment, it is inequitable for the Bank and Broker Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

70. The financial benefits derived by the Bank and Broker Defendants rightfully belong to Plaintiff and the Class members. The Bank and Broker Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Bank and Broker Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

71. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to disgorge its Ill-gotten Gains as alleged herein.

VII. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

C. Declaring that the Bank and Broker Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Bank and Broker Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Bank and Broker Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class are entitled.

Dated this 3rd day of June, 2011.

Respectfully submitted:

By: 

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Ryan McDevitt
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212.735.2913
EMAIL ADDRESS
LESLIE.LOWENBRAUN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

SEC
Mail Processing
Section
JUN 15 2011
Washington, DC
101

June 15, 2011



BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: *Hinda Wachtel v. Richard E. Cavanagh, et al*
Case: 24-C-11-004037
(Baltimore City Cir. Ct., June 3, 2011)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of defendant BlackRock Credit Allocation Income Trust II, Inc. (File No. 811-21286) is the "Complaint" filed with the Circuit Court for Baltimore City in the above-referenced matter.

Very truly yours,

Leslie Lowenbraun /KM/

Leslie Lowenbraun

Enclosure